UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2003
                                           -----------

                          GRUPO IUSACELL, S.A. de C.V.

--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                            Prol. Paseo de la Reforma
                           1236 Col. Santa Fe, Deleg.
                                   Cuajimalpa
                               05438, Mexico D.F.


--------------------------------------------------------------------------------
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes __X__ No____ -

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated April 29, 2003



                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                               GRUPO IUSACELL, S.A. DE C.V.



Date: April 29, 2003           /s/ Russell A. Olson
                               ----------------------------------------
                               Name:  Russell A. Olson
                               Title: Executive Vice President and
                               Chief  Financial Officer

                                              Press Release dated April 29, 2003


                      First Quarter 2003 Results;
          Iusacell Reports Improved Churn and EBITDA in the
         First Quarter 2003 Compared with Fourth Quarter 2002

    MEXICO CITY--(BUSINESS WIRE)--April 29, 2003--Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) (BMV:CEL), (NYSE:CEL) today announced results for the first quarter ended March 31, 2003(1).

    Highlights

    -- 1Q03 EBITDA reached $399 million, up 8% from the fourth quarter of 2002

    --  EBITDA margin improved to 34% from 32% in the first quarter of
        2002

    -- Adjusted EBITDA margin(2) improved to 29% from 28% in the first quarter 2002

    -- Postpaid churn continues to improve, dropping 14% compared to the first quarter of 2002

    -- Enhanced pricing plans launched for prepaid and postpaid segments

    -- CDMA2000 1XRTT launch in January marks Mexico's most advanced network deployment

    "In the first quarter, we reaffirmed our commitment to the customer's experience, launching a new set of postpaid and prepaid value proposition price plans and the first high speed wireless data application in Mexico using CDMA2000 1X technology. At the same time, we continued implementing important cost-cutting measures, as well as service and support initiatives that will help us grow our high-value customer base over the long term," said Carlos Espinal G., Chief Executive Officer of Iusacell.

    Operational Results

    Subscribers as of March 31, 2003 totaled 2.0 million, a 2% increase over the past 12 months. However, the subscriber base decreased 2% when compared to year-end 2002. This decline is due to fewer gross additions as the Company continues its focus on high-value customers and constant deletions driven by the turnover of low-usage Incoming Calls Only subscribers. Gross additions in the first quarter of 2003 totaled 164,000, compared to 294,000 in the first quarter of 2002, and 169,000 in the fourth quarter of 2002.

    (1) Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of March 31, 2003 in accordance with Mexican GAAP, except for ARPU (which is in nominal pesos). The symbols "$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.

    (2) Adjusted EBITDA expenses rather than capitalizes postpaid handset subsidies and excludes non-operational transactions, such as severance costs and gains from fiber-optic and tower sales.

    The Company's postpaid customer base declined 4% from the fourth quarter of 2002 and 11% year over year, ending at 343,000 due primarily to the fewer gross additions. Prepaid customers decreased 2% from the fourth quarter of 2002 but increased 5% year over year, totaling 1.7 million as of March 31, 2003. The sequential decline in the prepaid subscriber base is the anticipated result of the Company's efforts to replace low-usage Incoming Calls Only customers with higher value prepaid customers.

    Blended churn in the first quarter of 2003 decreased to 3.4% from the 4.1% per month registered in the fourth quarter of 2002, but was up from the 2.7% reported in the first quarter of 2002. Postpaid churn continued to improve at 3.2% in the first quarter of 2003, compared to 3.6% in the fourth quarter of 2002 and 3.7% in the first quarter of 2002. The improvement reflects the Company's continued efforts to augment retention and renewal programs; these efforts are designed to increase customer loyalty with compelling proposals for high value postpaid subscribers.

    Minutes of use (MOU) among postpaid customers increased 5% on a year over year basis, while prepaid MOUs declined 10% over the prior year. The proportionately higher number of prepaid customers from the year ago period pushed down blended monthly MOU per subscriber by 12%. Postpaid usage was up 2% from the fourth quarter 2002 as a result of new packages that include more minutes. Prepaid MOUs declined 7% sequentially in the first quarter of 2003, reflecting the impact of special promotional plans implemented in January and February that included non-invoiced minutes. These special prepaid incentive promotions ended on March 1, 2003.

    Average revenue per user (ARPU) declined from $221 in the first quarter of 2002 to $178 in the first quarter of 2003 primarily due to a higher proportion of prepaid subscribers in the Company's customer base. The increased proportion of hybrid customers in the postpaid base impacted postpaid ARPUs, which decreased 8% compared to the previous year. Prepaid ARPU decreased 14% compared to the first quarter of 2002, driven primarily by a higher proportion of lower-revenue generating customers in the prepaid subscriber base. Sequentially, postpaid ARPU increased 1% due to an improved postpaid subscriber mix and higher postpaid MOUs.




Operating Highlights
--------------------
----------------------------------------------------------------------
                                                 First Quarter
----------------------------------------------------------------------
                                            2003      2002    % Change
----------------------------------------------------------------------
Cellular subscriber base                 2,035,731 1,995,257        2%
Gross cellular additions                   163,837   294,304      -44%
Net cellular additions                     (45,469)  140,091        -
Blended churn                                  3.4%      2.7%       -

Avg. monthly MOU per subscriber(a)              61        69      -12%
 Postpaid                                      227       217        5%
 Prepaid                                        27        30      -10%
Monthly ARPU(1)(a)                             178       221      -19%
 Postpaid                                      681       740       -8%
 Prepaid                                        75        87      -14%
----------------------------------------------------------------------
(1) ARPUs in pesos of each period.
(a) Total subscriber base, including Calling Party Pays Only subscribers within Prepaid.


    Commercial Initiatives

    New service plans: In March 2003, Iusacell launched a new set of compelling prepaid and postpaid value propositions aimed to position the Company as the best alternative for the targeted high-value market segment. Ten new postpaid plans grouped in three targeted value propositions and 4 new prepaid options, all supported by advertising and marketing campaigns, anchor the effort to regain a leading position among high volume customers.
    The three new postpaid value propositions include a NAFTA proposition, in which local calls, as well as calls within Mexico, the U.S. and Canada, are all priced at the same per minute rate; an Unlimited Nights and Weekends proposition designed to incent cellular traffic leveraging non-pick utilization hours; and a Basic plan with affordable rates designed to compete directly with competitors' plans by incorporating higher baseline minutes. New prepaid cards with aggressive prices per minute were launched in an effort to incent airtime recharges and to respond to the new tax initiatives implemented by the Mexican government in January 2003. Furthermore, the Company launched international SMS service with 109 carriers in the U.S., Canada and 14 more countries in Latin America, Europe and Asia, enabling the Company's customers to send and receive messages worldwide.

    Advanced services: In January 2003, the Company commercially launched the country's first CDMA2000 1XRTT voice and high-speed data network in Mexico City. With this advanced network, the Company increased its voice capacity and offered subscribers new data services such as high-speed instant messaging, e-mail and Internet access at speeds of up to 144 kilobits per second (kbps). Iusacell offers the corporate sector mobile office capabilities and applications designed to meet the needs of specific mobile users such as field sales and service personnel.

    Verizon relationship: The Company continued to integrate network services with Verizon Communications during the first quarter of 2003. As a Verizon Wireless Preferred Roaming Partner (PRP), Iusacell's roaming airtime generated by Verizon Wireless customers increased 320% over the first quarter of 2002.

    Financial Results

    Revenue in the quarter decreased 18% from the year ago period and 9% from the previous quarter to $1,176 million, as a result of the lower subscriber base and lower ARPU. The Company believes the initiatives taken since the latter part of 2002, combined with attractive new product offerings, as well as high-value customer retention programs, will drive high-value sales and stem the negative revenue trend.




Revenue Breakdown
-----------------
(In millions of constant pesos as of March 31, 2003)
---------------------------------------------------------------------
                                              First Quarter
---------------------------------------------------------------------
                                           2003       2002  % Change
---------------------------------------------------------------------

   Monthly fee                              339        418       -19%
   Airtime consumption                      602        671       -10%
   Long distance                             92        141       -34%
   Value-added services + roaming            74         93       -21%
                                     --------------------------------
Total service revenues                    1,107      1,322       -16%
Equipment sales & other                      69        116       -41%
                                     --------------------------------
Total revenues                            1,176      1,438       -18%
---------------------------------------------------------------------


    Cost of sales in the first quarter of 2003 decreased 17% from the year ago period, from $509 million to $420 million. Ongoing headcount initiatives and cost controls enabled the Company to realize better cost savings despite higher lease costs associated with an increased number of non-strategic towers sold to (and leased-back from) the Mexican subsidiary of American Tower Corporation.

    Operating expenses: Sales and advertising expenses in the quarter declined 20% year over year due primarily to fewer gross subscriber additions, however, as a percentage of revenues it remained stable at 23%. Lower headcount and expense containment helped reduce general and administrative expenses to $86 million, a 34% decline from the previous year's first quarter. As a percentage of revenues, general and administrative expenses decreased from 9% in the first quarter of 2002 to 7% in the first quarter of 2003.

    EBITDA(3) in the quarter increased 8% sequentially to $399 million, from $370 million in the fourth quarter of 2002 due to the tighter cost structure. EBITDA in the first quarter of 2002 was $462 million. EBITDA margin in the first quarter of 2003 was 34%, compared to 29% in the fourth quarter of 2002 and 32% in the year ago period.
    Adjusted EBITDA margin, which expenses rather than capitalizes postpaid handset subsidies and excludes non-operational transactions, was 29% in the first quarter of the year, improved over the 28% margin recorded in the first quarter of last year and the 24% registered in the fourth quarter of 2002.

    Depreciation and amortization expenses of $625 million in the first quarter of 2003 increased 1% from the first quarter of 2002, due to the capitalization of completed projects throughout 2002 and the first quarter of 2003.

    Postpaid subscriber acquisition costs in the quarter improved from US$237 per new subscriber in the first quarter of 2002 to US$191 in the most recent quarter, due to restructured commission plans aimed to support the new value proposition packages, more efficient handset purchases and targeted subsidies.

    Operating loss in the quarter increased from the $154 million recorded in the year ago period to $226 million in the current quarter driven by lower revenues, partially offset by continued cost control and headcount initiatives.

    Integral financing cost in the quarter totaled $429 million, compared to $160 million in the same quarter of last year. The higher cost in the first quarter of 2003 was mainly driven by a $280 million foreign exchange loss resulting from the 4% depreciation of the peso against the U.S. dollar during the period, compared to a 1% peso appreciation against the U.S. dollar registered in the first quarter of 2002 and the resultant $33 million foreign exchange loss in that period, as well as a $9 million increase in interest expense in the first quarter of 2003 compared to the same period of 2002.

    (3) This press release contains a reference to EBITDA and provides the components of EBITDA on the face of the Consolidated Income Statement. EBITDA is used by management for comparisons to other companies within our industry as an alternative to GAAP measures and is used by investors and analysts in evaluating performance. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is computed by adding back net interest expense, income and asset tax expense, depreciation expense and amortization expense to net income (loss) before minority interest and loss of subsidiaries as reported. EBITDA should be considered in addition to, but not as a substitute for other measures of financial performance reported in accordance with accounting principles generally accepted in Mexico. EBITDA, as defined above, may not be comparable to similarly titled measures reported by other companies.




Integral Financing Cost
-----------------------
(In millions of constant pesos as of March 31, 2003)
---------------------------------------------------------------------
                                           First Quarter
---------------------------------------------------------------------
                                       2003         2002    % Change
---------------------------------------------------------------------
Net interest expense                   (229)        (220)          4%
Exchange loss                          (280)         (33)       -748%
Monetary correction gain                 81           94         -14%
                               --------------------------------------
Total integral financing loss          (429)        (160)       -169%
---------------------------------------------------------------------


    Net loss in the quarter of $694 million reflected the higher operating loss and integral financing costs. This compares to a net loss of $353 million in the year ago period.

    Liquidity: During the first quarter of 2003, the Company funded its operations, capital expenditures, handset purchases, principal and interest payments primarily with internally generated cash flow. As of March 31, 2003, the Company's operating cash balance was US$5 million.

    Capital Expenditures: Iusacell invested approximately US$1 million in its cellular regions during the first quarter of 2003 to expand coverage. This capex reflects Iusacell's strategic focus on maximizing existing capacity and prioritizing investments that directly benefit the high-value customer base.

    Debt: As of March 31, 2003, debt, including trade notes payable and notes payable to related parties, totaled US$815 million, compared to US$841 million registered in the first quarter of 2002 and US$822 in the fourth quarter of 2002. All of the Company's debt is U.S. dollar-denominated, with an average maturity of 2.7 years. As of quarter-end, Iusacell's debt-to-capitalization ratio was 65%, versus 53% on March 31, 2002.

    Recent Developments

    Debt and Credit Facilities: As announced in December 2002, the Company has begun a debt restructuring effort and has engaged Morgan Stanley as its financial advisor. The Company has been in continuous dialogue with its senior secured lenders.
    As part of its debt restructuring effort, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") has requested and received a temporary Amendment and Waiver (the "Amendment") of the Debt/EBITDA ratio and certain other provisions and technical defaults under its US$266 million Amended and Restated Credit Agreement dated as of March 29, 2001 (the "Credit Agreement"). Unless extended, the Amendment is scheduled to expire on May 22, 2003. The lenders have agreed to consider extending the waiver beyond May 22, 2003 based upon the progress of the Company's restructuring plan. If the Amendment is not extended, upon its expiration Iusacell Celular will be in default of the Debt/EBITDA ratio, which will constitute an Event of Default under the Credit Agreement, and the lenders under the Credit Agreement will have the remedies they would otherwise have had if the Amendment had not been executed.
    The Amendment contains covenants which expire on June 30, 2003 which restrict Iusacell Celular from making any loans, advances, dividends or other payments to the Company and require a proportionate prepayment of the loan under the Credit Agreement if it makes any principal payments on any of its indebtedness for borrowed money, excluding capital and operating leases.

    Listing standards on the NYSE: As previously reported, the Company received notice from the New York Stock Exchange (NYSE) that it was not meeting one of the NYSE's continued listing standards because the 30 average trading day price of Iusacell's ADRs was below US$1.00. After consultation with the NYSE, the Company determined that it would remedy this non-compliance by increasing the number of common shares represented by each ADR. The Company obtained approval to implement a 1 for 10 ADR ratio change at the Ordinary Shareholders Meeting held on April 21, 2003 and intends to implement the ratio change during the second quarter of 2003.

    New Telecommunications tax: In March 2003, the Company filed an injunctive action ("amparo") to challenge the Mexican government's implementation of a modified excise tax on certain wireless telecommunications services approved by the Mexican Congress. Until resolution, the Company will continue to pay the full 10% additional tax to the Finance Ministry according to law, although new monthly service offers increased airtime minutes in an effort to mitigate the impact on the high-value postpaid segment. In the prepaid segment, the 10% excise tax is being applied to every prepaid plan with an airtime per-minute rate of more than $3.50, which differs from the 2002 initiative that taxed prepaid cards with a face value equal to or in excess of $200.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE:VZ).
    For additional corporate information please visit the Company's web site at www.iusacell.com.

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in the business environment in Mexico, such as the change in value of the peso, the imposition of exchange controls, inflation levels above those in the U.S. and economic downturns; Iusacell's ability to develop new technologies and hire and retain qualified personnel; the Company's ability to obtain debt or equity financing necessary to pursue business opportunities; and Iusacell's ability to adapt to rapid technological change and significant competition.

    Macroeconomic information used in the preparation of this report considered a 5.3% inflation rate for the twelve months ended March 31, 2003 and peso-dollar exchange rates of $10.81 and $9.11 at the close of business of March 31, 2003 and 2002, respectively.

    Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month periods ended March 31, 2003 and 2002, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at March 31, 2003 and 2002. The financial statements of Grupo Iusacell Celular, S.A. de C.V. exclude the impact on results and financial position of the US$350 million in 14.25% Senior Notes due 2006, certain microwave equipment and related purchase money indebtedness and the PCS business.



GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
COMPARISON OF FIRST QUARTER 2003 WITH FIRST QUARTER 2002
(Figures in thousands of constant March 31, 2003 pesos)

                                ------------------------------- Change
                                        1Q03         1Q02       1Q03 /
                                                                 1Q02
                                --------------------------------------
ASSETS
Current Assets
Cash and marketable securities     50,035   0%    557,741   3%  -91.0%
Accounts receivable, net          569,020   4%    701,456   4%  -18.9%
Related parties                         -   0%      1,808   0%      -
Recoverable taxes and other       626,183   4%    513,078   3%   22.0%
Inventories                        28,627   0%    189,011   1%  -84.9%
TOTAL CURRENT ASSETS            1,273,865   9%  1,963,094  12%  -35.1%

Property and equipment, net     8,994,014  62%  9,798,868  58%   -8.2%
Excess of cost of investments in
 subsidiaries over book value,
  net                           2,054,166  14%  2,567,601  15%  -20.0%
Other assets                    2,199,929  15%  2,447,397  15%  -10.1%
TOTAL ASSETS                   14,521,974 100% 16,776,960 100%  -13.4%

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current Liabilities
Accrued liabilities               802,347   6%    864,077   5%   -7.1%
Related parties                   183,147   1%    170,976   1%    7.1%
Accounts payable                  152,704   1%    589,985   4%  -74.1%
Short-term debt                   122,893   1%    195,632   1%  -37.2%
TOTAL CURRENT LIABILITIES       1,261,091   9%  1,820,670  11%  -30.7%

Non-current liabilities         8,540,560  59%  7,770,425  46%    9.9%
TOTAL LIABILITIES               9,801,651  67%  9,591,095  57%    2.2%

Minority interest                   6,214   0%     25,594   0%  -75.7%
Shareholders' Equity
Capital stock                   7,210,691  50%  7,210,691  43%      -
Legal reserve                      20,265   0%     20,265   0%      -
Capital contributions           1,418,927  10%  1,418,927   8%      -
Net income (loss)                -694,333  -5%   -352,839  -2%  -96.8%

Accumulated earnings from prior
 years                         -3,451,645 -24% -1,346,977  -8% -156.3%
Excess from restatement of
 shareholders' equity             210,204   1%    210,204   1%      -

TOTAL SHAREHOLDERS' EQUITY      4,714,109  32%  7,160,270  43%  -34.2%

TOTAL LIABILITIES AND
SHAREHOLDERS'S EQUITY          14,521,974 100% 16,776,960 100%  -13.4%
                                                               -------




GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF FIRST QUARTER 2003 WITH FIRST QUARTER 2002
(Figures in thousands of constant March 31, 2003 pesos)

                              --------------------------------- Change
                                    1Q03             1Q02       1Q03 /
                                                                 1Q02
                              ----------------------------------------
REVENUE
Service                       1,107,325  94.2% 1,322,038  91.9% -16.2%
Equipment sales and other        68,235   5.8%   116,068   8.1% -41.2%
TOTAL REVENUE                 1,175,560 100.0% 1,438,106 100.0% -18.3%

Cost of services                369,202  31.4%   411,795  28.6% -10.3%
Other costs                      50,949   4.3%    97,324   6.8% -47.7%
TOTAL COSTS                     420,151  35.7%   509,119  35.4% -17.5%

GROSS MARGIN                    755,409  64.3%   928,987  64.6% -18.7%

Sales & Advertising expenses    271,054  23.1%   336,795  23.4% -19.5%
General and administrative
 expenses                        85,705   7.3%   130,592   9.1% -34.4%
TOTAL OPERATING EXPENSES        356,759  30.3%   467,387  32.5% -23.7%

EBITDA                          398,650  33.9%   461,600  32.1% -13.6%

Depreciation and amortization   624,933  53.2%   615,901  42.8%   1.5%
OPERATING LOSS                 -226,283 -19.2%  -154,301 -10.7% -46.7%

Interest expense, net           229,387  19.5%   220,050  15.3%   4.2%
Foreign exchange loss (gain)    280,391  23.9%    33,399   2.3% 739.5%
Monetary correction             -80,889  -6.9%   -93,871  -6.5%  13.8%
INTEGRAL FINANCING COST         428,889  36.5%   159,578  11.1% 168.8%

INCOME (LOSS) BEFORE TAXES AND
STATUTORY PROFIT SHARING COST  -655,172 -55.7%  -313,879 -21.8% 108.7%

Part (Income) loss of
 Subsidiaries                    17,069   1.5%      -417   0.0%     -
Taxes                            25,370   2.2%    41,022   2.9% -38.2%

NET INCOME (LOSS) BEFORE
MINORITY INTEREST              -697,611 -59.3%  -354,484 -24.6% -96.8%

Minority interest                -3,278  -0.3%    -1,645  -0.1% -99.3%
NET INCOME (LOSS)              -694,333 -59.1%  -352,839 -24.5%  96.8%
                                                               -------




GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
COMPARISON OF FIRST QUARTER 2003 WITH FIRST QUARTER 2002
(Figures in thousands of constant March 31, 2003 pesos)

                               -------------------------------- Change
                                     1Q03             1Q02      1Q03 /
                                                                 1Q02
                               ---------------------------------------
ASSETS
Current Assets
Cash and marketable securities       2,314   0%     74,230   1% -96.9%
Accounts receivable, net           567,619   4%    700,883   5% -19.0%
Related parties                    152,985   1%     30,077   0% 408.6%
Recoverable taxes and other        484,713   4%    378,941   3%  27.9%
Inventories                         28,627   0%    189,011   1% -84.9%
TOTAL CURRENT ASSETS             1,236,258  10%  1,373,142   9% -10.0%

Property and equipment, net      8,174,274  64%  9,151,835  63% -10.7%
Excess of cost of investments
 in subsidiaries over book
 value, net                      1,865,289  15%  2,367,776  16% -21.2%
Other assets                     1,438,939  11%  1,601,282  11% -10.1%
TOTAL ASSETS                    12,714,760 100% 14,494,035 100% -12.3%

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current Liabilities
Accrued liabilities                534,649   4%    667,670   5% -19.9%
Related parties                    158,411   1%    317,649   2% -50.1%
Accounts payable                    36,836   0%    458,412   3% -92.0%
Short-term debt                     42,999   0%    163,173   1% -73.6%
TOTAL CURRENT LIABILITIES          772,895   6%  1,606,904  11% -51.9%

Non-current liabilities          4,471,565  35%  4,117,272  28%   8.6%
TOTAL LIABILITIES                5,244,460  41%  5,724,176  39%  -8.4%

Minority interest                        -   -      25,594   0%     -
Shareholders' Equity
Capital stock                   16,082,574 126% 16,082,574 111%     -
Legal reserve                       28,637   0%     28,637   0%     -
Capital contributions               99,093   1%     99,093   1%     -
Net income (loss)                 -411,704  -3%   -209,186  -1% -96.8%
Accumulated earnings from prior
 years                          -7,618,707 -60% -6,547,260 -45% -16.4%
Excess from restatement of
 shareholders' equity             -709,593  -6%   -709,593  -5%     -
TOTAL SHAREHOLDERS' EQUITY       7,470,300  59%  8,744,265  60% -14.6%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY            12,714,760 100% 14,494,035 100% -12.3%
                                                               -------




GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF FIRST QUARTER 2003 WITH FIRST QUARTER 2002
(Figures in thousands of constant March 31, 2003 pesos)

                              --------------------------------- Change
                                     1Q03            1Q02       1Q03 /
                                                                 1Q02
                              ----------------------------------------
REVENUE
Service                      1,103,554  94.2% 1,321,745  91.9%  -16.5%
Equipment sales and other       67,970   5.8%   116,038   8.1%  -41.4%
TOTAL REVENUE                1,171,524 100.0% 1,437,783 100.0%  -18.5%

Cost of services               369,035  31.5%   376,604  26.2%   -2.0%
Other costs                     50,949   4.3%    97,324   6.8%  -47.7%
TOTAL COSTS                    419,984  35.8%   473,928  33.0%  -11.4%

GROSS MARGIN                   751,540  64.2%   963,855  67.0%  -22.0%

Sales & Advertising expenses   271,047  23.1%   336,716  23.4%  -19.5%
General and administrative
 expenses                       78,749   6.7%   128,778   9.0%  -38.8%
TOTAL OPERATING EXPENSES       349,796  29.9%   465,494  32.4%  -24.9%

EBITDA                         401,744  34.3%   498,361  34.7%  -19.4%

Depreciation and amortization  582,187  49.7%   585,144  40.7%   -0.5%
OPERATING LOSS                -180,443 -15.4%   -86,783  -6.0% -107.9%

Interest expense, net           81,785   7.0%    95,164   6.6%  -14.1%
Foreign exchange loss (gain)   148,521  12.7%    47,795   3.3%  210.7%
Monetary correction            -40,437  -3.5%   -55,298  -3.8%  -26.9%
INTEGRAL FINANCING COST        189,869  16.2%    87,661   6.1% -116.6%

INCOME (LOSS) BEFORE TAXES AND
STATUTORY PROFIT SHARING COST -370,312 -31.6%  -174,444 -12.1% -112.3%

Part (Income) loss of
 Subsidiaries                   17,069   1.5%    -4,635  -0.3%      -
Taxes                           25,370   2.2%    41,022   2.9%  -38.2%

NET INCOME (LOSS) BEFORE
MINORITY INTEREST             -412,751 -35.2%  -210,831 -14.7%  -95.8%

Minority interest               -1,047  -0.1%    -1,645  -0.1%  -36.4%
NET INCOME (LOSS)             -411,704 -35.1%  -209,186 -14.5%   96.8%
                                                               -------


    CONTACT: Grupo Iusacell, S.A. de C.V.
             Investor Contacts:
             Russell A. Olson, (5255) 5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, (5255) 5109-5780
             carlos.moctezuma@iusacell.com.mx